Exhibit 28(a)



May 11, 1999

To: Consumat Board of Directors

From: Consumat Management

Re: Actions of Finova Capital

         Below is a recap of recent events in relation to action by the Finova Mezzanine Capital Group (formerly Sirrom):

1)            April 23,  1999 - Bob  Massey,  Bob Lee,  and Mark  Hills  went to
              Nashville and met with representatives of Finova to present an action plan. This included a list of actions taken to date and to be taken , projected income forecasts based on these plans , cash flow projections for the next 90 days and a list of near term projects. In addition, we discussed the immediate cash crises and the need for project financing for three foreign projects we have coming up which will be paid from Letters of Credit. Finova asked for some additional cash projections and information, but indicated that they were most interested in seeing the Company go forward for the four to six month period while the best buyer of the assets could be found in that period.
2) April 26, 1999 - Consumat sent Finova an updated six month cash flow projection which included the Peel project in Canada along with some information on the projected material and labor costs related to the projects on that list. These projections showed positive cash flow over the six-month period, but a cash deficit for the next 30 days.
3) April 28, 1999 - Finova sent Consumat a revised cash flow projection assuming the foreign projects were turned down. It continued to show positive cash flow for the six-month period but a short term deficit.
4) April 29 and 30, 1999 - We had a couple of telephone conversations regarding the various cash flow models. Finova agreed that the cash flow model was improved with the foreign projects but that they were unwilling to put ANY additional cash into the Company at this time.
5) May 3, 1999 - Finova called Mark Hills and discussed a possible proposal whereby Finova would provide a forebearance on the debt for six months while the best buyer for the assets could be found.
6) May 4, 1999 - Consumat sent Finova an E-mail letter acknowledging the proposal and agreeing that a forebearance of the debt including interest payments for that period would improve both the operating position and the cash flow position, thereby improving the ability to maximize the value of the assets. Finova responded that their forebearance proposal did not include the waiving of interest, but only the ability to delay payments for up to 60 days if cash flow warranted.
7) May 5, 1999 - Consumat sent an E-mail letter to Finova stating that their proposal would do nothing to help the Company's cash flow over this period and that Bob Lee was scheduled to go to Canada to finalize the Peel contract on May 12 and that the city council of Blytheville was scheduled to meet on May 18 to deal with their incinerator project, but due to the continuing delays of certain of these projects the Company needed an immediate infusion of cash in order to remain viable until the next order was received. Finova E-mailed that they would call us on Friday, May 7 to discuss further.
8) May 7, 1999 - At 3:30 PM we called Finova to discuss the issue. We were told that Finova did not feel that they could put any additional money into the Company because it did not materially improve their position in the long term. We were told that we would receive a letter on Monday, May 10, that basically gave us 10 days and at that that time they would proceed with foreclosure action.
9) May 10, 1999 - We talked to Finova and were told that we should receive the letter on Tuesday, May 11 but that we had received our ten day notice in April when we were late on our interest payments and received notification of the acceleration of the debt. In the meantime, a Mr. Stan Curtis would be arriving on Tuesday morning to look over the assets and to begin their evaluation and liquidation process.
10) May 11, 1999 - Mr. Stan Curtis arrived at approximately 8:30 AM and spent approximately 11/2 to 2 hours reviewing asset listings and examining the Company equipment. He left and said that he would be reporting to Finova on his visit.